January 17, 2017

Re: L Brands, Inc.
Form 10-K
Filed March 18, 2016
File No. 001-08344

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Mr. Reynolds:

On behalf of L Brands, Inc. (“L Brands” or the “Company”), set forth below is L Brands’ response to the comment contained in your letter dated January 6, 2017, relating to the above referenced filing (the “Comment Letter”). For your convenience, your comment is reproduced in italicized font below and is followed by the response of L Brands.

Form 10-K for Fiscal Year Ended January 30, 2016

1.
We note that while Mr. Stuart Burgdoerfer signed the Form 10-K for L Brands he did not sign the Form 10-K on behalf of the registrant in the capacities of the principal financial officer and principal accounting officer under the paragraph “pursuant to requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on January 30, 2016.” Please confirm that in future Form 10-K filings that the principal financial officer and principal accounting officer will sign the Form 10-K in those capacities. Refer to General Instruction D(2) to Form 10-K.

We confirm that in future filings, beginning with the filing of our fiscal year 2016 Form 10-K, our principal financial officer and principal accounting officer will sign on behalf of the Company in such capacities in accordance with General Instruction D(2) to Form 10-K.

VICTORIA'S SECRET / BATH & BODY WORKS / PINK / LA SENZA / HENRI BENDEL
Three Limited Parkway Columbus, OH 43230 www.LB.com

Please advise me at (614) 415-2403 if you have any further questions or comments. Please e-mail any additional written comments to my attention at sburgdoerfer@lb.com.

Very truly yours,

/s/ STUART B. BURGDOERFER

Stuart B. Burgdoerfer
Executive Vice President,
Chief Financial Officer

VICTORIA'S SECRET / BATH & BODY WORKS / PINK / LA SENZA / HENRI BENDEL
Three Limited Parkway Columbus, OH 43230 www.LB.com